SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 18, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated September 18, 2014 regarding “Ericsson discontinues development of modems - shifts part of investment into radio networks”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: September 18, 2014

PRESS RELEASE SEPTEMBER 18, 2014

Ericsson discontinues development of modems - shifts part of investment into radio networks

•	Executes on growth strategy by redirecting investment from modems to radio networks – shifting parts of resources from Modems to radio network R&D, including small cells

•	Discontinues development of LTE thin modems with the intent to reduce or redeploy workforce. Now entering into local co-determination negotiations with employee representatives to determine next steps

•	Will deliver commercially available Ericsson M7450 modem as planned

•	With current visibility today’s announcement will lead to a significant reduction in costs related to the modem business in the first half of 2015 and Modems will have no impact on Group P&L from the second half of 2015

Ericsson (NASDAQ:ERIC) today announced it will discontinue future development of modems and shift parts of resources in modems to radio network R&D to better capture growth opportunities in this area. The change in strategy for modems comes as the company completes its previously communicated evaluation of the future of the modems business.

In order to capture opportunities in radio networks, especially within small cells, energy efficiency and M2M, Ericsson has an immediate need to increase its R&D resources by approximately 500 people. Parts of the Modems organization have a relevant R&D competence base to support this growth.

Ericsson took over the LTE thin modem operations as part of the breakup of the joint venture with STMicroelectronics in August 2013. Since then, the modem organization has focused on bringing the first devices integrating an Ericsson modem on the market. This was achieved in August 2014 with M7450 which Ericsson continues to deliver to its customers.

Since integration, the modems market has developed in a direction that has reduced the addressable market for thin modems. In addition, there is strong competition, price erosion and an accelerating pace of technology innovation. Success in this evolved market requires significant R&D investments. As a consequence, Ericsson has decided to shift away from modem development to increase focus on opportunities in radio networks.

This is in line with previously communicated statement to evaluate success of Modems within 18-24 months of integration. As a result of the change in strategy Ericsson intends to reduce or redeploy workforce. Local co-determination negotiations with employee representatives to determine next steps will now commence.

PRESS RELEASE SEPTEMBER 18, 2014

Hans Vestberg, President and CEO of Ericsson said: “We have concluded the first phase of the modems strategy by successfully delivering the Ericsson M7450 modem. However, given the modem market dynamics and the development in small cells and indoor coverage markets, we believe resource re-allocation is more beneficial for the Ericsson Group and our customers overall.”

The execution of the announced change in strategic direction will commence during the fourth quarter 2014 and we still estimate the R&D cost for Modems to amount to approximately SEK 2.6 b for the full year 2014. With current visibility today’s announcement will lead to a significant reduction in costs related to the modem business in the first half of 2015 and Modems will have no impact on Group P&L from the second half of 2015.

Segment Modems will continue to be reported separately until end 2014.

SEGMENT MODEMS

1,582 employees distributed across the following main sites: Sweden (689), India (235), Germany (216), China (206), Finland (122).

NOTES TO EDITORS

CONFERENCE CALL FOR ANALYSTS, INVESTORS AND MEDIA

A conference call for financial analysts, investors and media will begin at 15:00 CET (14:00 UK time, 10:00 Eastern Daylight Time in the US, and 23:00 local time in Japan). CEO Hans Vestberg and CFO Jan Frykhammar will comment on the announcement and take questions.

Sweden: +46 8 50 520 270 (toll free Sweden: 0200-125 785)

International/UK: +44 208 817 93 01 (UK free phone 0800 634 5205)

US: +1 718 354 1226

Confirmation number: 15379726

Please call in at least 15 minutes before the conference call begins.

A live audio webcast of the conference call will be available at www.ericsson.com/investors and www.ericsson.com/press.

Download high-resolution photos and broadcast-quality video at www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, businesses and societies to fulfill their potential and create a more sustainable future.

PRESS RELEASE SEPTEMBER 18, 2014

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With more than 110,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2013 were SEK 227.4 billion (USD 34.9 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on September 18, 2014 at 08:00 CET.